FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of a Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2016
Commission File Number: 001-13928

Royal Bank of Canada

(Name of registrant)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Vice-President & Corporate Secretary	1 Place Ville Marie Montreal, Quebec Canada H3C 3A9 Attention: Vice-President & Corporate Secretary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO ROYAL BANK OF CANADA’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-208507) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Senior Global Medium-Term Notes, Series G (the “Notes”) by Royal Bank of Canada (the “Bank”) on the date of this report on Form 6-K, pursuant to the Bank’s shelf registration statement on Form F-3 (File No. 333-208507):

•	$1,500,000,000 aggregate principal amount of 1.500% Senior Notes, due July 29, 2019

•	$300,000,000 aggregate principal amount of Senior Floating Rate Notes, due July 29, 2019

EXHIBITS

Exhibit	Description of Exhibit
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel for the Bank, as to the validity of the Notes under New York law.

5.2	Opinion of Norton Rose Fulbright Canada LLP, Canadian counsel for the Bank, as to certain matters under Canadian, Ontario and Québec law.

8.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel for the Bank, as to certain matters of United States federal income taxation.

8.2	Opinion of Norton Rose Fulbright Canada LLP, Canadian counsel for the Bank, as to certain matters of Canadian federal income taxation.

23.1	Consent of Sullivan & Cromwell LLP (included in Exhibits 5.1 and 8.1 above).

23.2	Consent of Norton Rose Fulbright Canada LLP (included in Exhibits 5.2 and 8.2 above).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ James Salem
Name: Title:	James Salem Executive Vice-President and Treasurer

Date: July 29, 2016